EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before income taxes plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt financing costs and an estimate of the interest component of rental expense. We have determined that 30% of our rental expense represents a reasonable approximation of the interest portion of rental expense. For the periods indicated below, we did not have any outstanding shares of preferred stock. Therefore, the ratio of combined fixed charges and preferred stock dividends to earnings are identical to the ratios presented in the table below.

You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	Years Ended March 31,		Nine Months Ended December 31,	Years Ended December 31,		Six Months Ended June 30,
	2006	2007	2007	2008	2009	2010
	(Amounts in thousands, except ratios)
Earnings
Income (loss) before income taxes	$79,813	$130,789	$57,774	$(56,688)	$(40,172)	$(38,346)
Plus: Fixed charges	734	182	104	13,784	10,024	12,064
Less: Capitalized interest	(195)	—	—	(288)	(256)	(464)

Total	$80,352	$130,971	$57,878	$(43,192)	$(30,404)	$(26,746)
Fixed Charges
Interest Expense	$236	$73	$16	$12,519	$7,598	$10,073
Capitalized interest	195	—	—	288	256	464
Amortization of debt financing costs	218	5	9	553	1,547	1,142
Estimate of interest component of rental expense	85	104	79	424	623	385

Total	$734	$182	$104	$13,784	$10,024	$12,064
Ratio of earnings to fixed charges	109.47x	719.62x	556.52x	— (1)	— (2)	— (3)

(1)	For the year ended December 31, 2008, income was insufficient to cover fixed charges by $56,976,000, primarily due to goodwill and intangible asset impairment charges.
(2)	For the year ended December 31, 2009, income was insufficient to cover fixed charges by $40,428,000.
(3)	For the six months ended June 30, 2010, income was insufficient to cover fixed charges by $38,810,000.